

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 18, 2016

Raul Mansueto
Chief Executive Officer
Infinity Distribution Inc.
3311 S. Rainbow Blvd. Suite 135
Las Vegas, Nevada 89146

> **Re:** **Infinity Distribution Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 8, 2016**
> **File No. 333-206478**

Dear Mr. Mansueto:

Our preliminary review of this amendment to your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Specifically, we are unable to complete a review of this amendment due to the absence of current financial statements. Please amend your registration statement to include the appropriate financial statements as required by Rule 8-08 of Regulation S-X and revise your disclosure as necessary.

For this reason, we will not perform a detailed examination of this amendment and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or me at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services

cc:    Thomas C. Cook, Esq.
       The Law Offices of Thomas C. Cook